March 29, 2016

Via Edgar

Jaime G. John
Branch Chief
Division of Corporation Finance
Office of Real Estate and Commodities
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Phone:     (202) 551-3446

Re:    Ashford Hospitality Prime, Inc.
Form 10-K for the year ended December 31, 2014
Filed on March 16, 2015
File No. 001-35972

Form 8-K
Filed on February 26, 2015
File No. 001-35972

Dear Ms. John:
Ashford Hospitality Prime, Inc. (the “Company”) received a comment letter from the staff of the U.S. Securities and Exchange Commission (“SEC”) dated February 24, 2016 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-35972) filed on March 16, 2015 and the Company’s Form 8-K filed on February 26, 2015 (File No. 001-35972). On behalf of the Company, I respectfully submit the responses below to your comment letter. To facilitate your review, the comments of the Staff have been set forth below in italics and are followed by our responses.
Form 8-K filed February 26, 2015

Exhibit 99.1
1. We note that your Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA includes an adjustment for the incentive fee payable to Ashford, Inc. Please tell us and revise your disclosure to describe the nature of the incentive fee, how you determined the amount of the adjustment and the basis for your conclusion that this adjustment is appropriate in an EBITDA measure and is useful to investors.

Response:

We acknowledge the Staff’s comment and would like to clarify that the Staff is referring to our Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA for the three months and year ended December 31, 2015 that included an adjustment for the incentive fee payable to Ashford Inc. Pursuant to our advisory agreement, we are required to pay our advisor an incentive fee that is determined based on our total shareholder return (“TSR”) compared to that of the “average TSR of our peer group”. The incentive fee, if any, subject to the FCCR Condition (as defined in the advisory agreement), is payable in arrears in three equal annual installments with the first installment payable on January 15 following the applicable year for which the incentive fee relates and on January 15 of the next two successive years. Up to 50% of the incentive fee may

Ms. Jaime John
Securities and Exchange Commission
March 29, 2016

be paid in our common stock or in common units of our operating partnership, at our discretion, with the balance payable in cash subject to certain conditions described in the agreement. The full amount of the incentive fee is expensed as incurred under US GAAP. However, for purposes of calculating Adjusted EBITDA, a cumulative adjustment is made to exclude the pro-rata portion of the incentive fee that (a) is not paid on January 15 of the following year, or (b) has been paid in a prior period. We believe this adjustment is consistent with other adjustments included to reconcile GAAP net income/loss to Adjusted EBITDA, more accurately reflects the ongoing performance of our hotel assets and other investments, and provides more useful information to investors with respect to our ability to meet our future debt payment requirements, working capital requirements and overall financial condition.

In the future we will revise our disclosure accordingly to describe the nature of the incentive fee, how we determined the amount of the adjustment and the basis for our conclusion that this adjustment is appropriate in an Adjusted EBITDA measure and is useful to investors. See below for an example of our footnote disclosure.

Disclosure for the year ended December 31, 2015:
The advisory incentive fee is subject to the FCCR Condition (as defined in the advisory agreement) and is payable in arrears in three equal annual installments with the first installment payable on January 15 following the applicable year for which the incentive fee relates and on January 15 of the next two successive years. The adjustment for the year ended December 31, 2015, reflects the two contingent annual payments that will be made on January 15, 2017 and 2018.
Disclosure made for the three months ended March 31, 2016:
The advisory incentive fee is subject to the FCCR Condition (as defined in the advisory agreement) and is payable in arrears in three equal annual installments with the first installment payable on January 15 following the applicable year for which the incentive fee relates and on January 15 of the next two successive years. The adjustment for the three months ended March 31, 2016 reflects the pro-rata portion of the second installment payable on January 15, 2017, subject to the FCCR Condition.

Ms. Jaime John
Securities and Exchange Commission
March 29, 2016

2. We note your response to our prior comment two and your continued inclusion of the Hotel EBITDA schedule. Please revise your disclosure to include a reconciliation to the most directly comparable GAAP financial measure for each financial statement line item presented in accordance with Regulation G and Item 10(e)(1)(i) of Regulation S-X. Additionally, present Actual Hotel EBITDA, followed by a single adjustment for pre-acquisition results to arrive at Comparable Hotel EBITDA. Present Comparable Hotel Revenue in a similar manner if you wish to continue to present that measure.

Response:

We acknowledge the Staff’s comment. As a result of our correspondence, we propose to modify the Hotel EBITDA schedule and in future filings we will revise our disclosures accordingly. See below for an example of our disclosure.

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
HOTEL EBITDA
(dollars in thousands)
(unaudited)

ALL HOTELS:
		Three Months Ended			Year Ended
		December 31,			December 31,
		2015	2014	% Variance	2015	2014	% Variance

	Total hotel revenue	$88,124	$76,727	14.9%	$349,398	$307,193	13.7%
	Pre-acquisition adjustments	7,706	15,208	(49.3)%	57,185	73,664	(22.4)%
	Comparable total hotel revenue	$95,830	$91,935	4.2%	$406,583	$380,857	6.8%

	Hotel EBITDA	$27,029	$24,527	10.2%	$114,535	$103,287	10.9%
	Pre-acquisition adjustments	(1)	1,280	(100.1)%	8,721	10,279	(15.2)%
	Comparable Hotel EBITDA	$27,028	$25,807	4.7%	$123,256	$113,566	8.5%
	Hotel EBITDA Margin	31%	32%	(1.3)%	33%	34%	(0.8)%
	Comparable Hotel EBITDA Margin	28%	28%	0.1%	30%	30%	0.5%

	Hotel EBITDA adjustments attributable to consolidated noncontrolling interests	$(711)	$(773)	(8.0)%	$(2,873)	$(3,194)	(10.1)%
	Hotel EBITDA attributable to the Company and OP unitholders	$26,318	$23,754	10.8%	$111,662	$100,093	11.6%
	Comparable Hotel EBITDA attributable to the Company and OP unitholders	$26,317	$25,034	5.1%	$120,383	$110,372	9.1%

NOTES:
(1)
The above comparable information assumes the twelve hotel properties owned and included in the Company's operations at December 31, 2015 were owned as of the beginning of each of the periods presented.

(2)
All pre-acquisition information was obtained from the prior owner.The Company performed a limited review of the information as part of its analysis of the acquisition. Adjustments have been made to the pre-acquisition results as indicated below:

	(a) Management fee expense was adjusted to reflect current contractual rates.
	(b) Lease expense was adjusted to reflect additional expense from a below market rate ground lease on the Bardessono Hotel and Spa.
(3)	See Exhibit 1 for reconciliation of net income (loss) to hotel EBITDA.

Ms. Jaime John
Securities and Exchange Commission
March 29, 2016

3. We further note that your revised disclosure in response to prior comment two indicates that pre-acquisition results were adjusted. Please provide to us the quantitative impact of these adjustments.

Response:

Adjustments have been made to the pre-acquisition results as indicated below, none of which we believe warrant disclosure as they are immaterial to investors, individually and in the aggregate (in thousands):

(a)
Management fee expense was adjusted for the Bardessono Hotel and Spa to reflect current contractual rates for which the impact was $0 and $22 for the three months ended December 31, 2015 and 2014, respectively; and $42 and $86 for the years ended December 31, 2015 and 2014, respectively.

(b)
Incentive management fee expense was adjusted for the Ritz-Carlton, St. Thomas to reflect the incentive management fee thresholds for the Company for which the impact was $(273) and $0 for the three months ended December 31, 2015 and 2014, respectively, and $100 and $0 for the years ended December 31, 2015 and 2014, respectively.

(c)
Lease expense was adjusted to reflect additional expense from a below market rate ground lease on the Bardessono Hotel and Spa for which the impact was $0 and $227 for the years ended December 31, 2015 and 2014, respectively.

4. Additionally with respect to our prior comment two, please tell us and revise your disclosure in future filings to state whether pre-acquisition results were audited or reviewed by your auditors or tell us why such disclosure is not material to investors.

Response:

We acknowledge the Staff’s comment. All pre-acquisition information was obtained from the prior owner. The results of our acquired hotels are generally audited or reviewed by our auditors or other CPA firm only when required by SEC rules and regulations (e.g., Regulation S-X 3-05). To the extent such an audit or review is not required, the Company performs a limited review of the information as part of its analysis of each acquisition. This includes EBITDA, occupancy, average daily rate and revenue per available room. In future filings, in each schedule that includes pre-acquisition amounts, we will include a footnote that indicates that a limited review was performed by the Company, and a review or audit by our auditors or other CPA firm was performed only when required by SEC rules and regulations.

5. We note in your response to our prior comment three that you may replace the previous hotel manager in an effort to improve financial and operating results. Please tell us how often you replace the previous hotel manager and the consideration you gave to disclosing the extent to which the comparable information provided includes results obtained from different managers.

Response:

The purpose and intent of our response regarding the replacement of the hotel manager was to provide an example of one of the several changes that could be made to the hotels after acquisition and note that of the four hotel properties we have purchased since our spin-off we have only changed managers in one instance. We considered the extent to which the comparable information provided included results obtained from different managers and concluded that the impact is not readily determinable due to the numerous factors that impact hotel performance in addition to hotel manager’s performance such as macroeconomic conditions and asset manager performance.

Ms. Jaime John
Securities and Exchange Commission
March 29, 2016

6. We note your response to our prior comment four. Please revise your disclosure of Key Performance Indicators to include balancing disclosure of the actual % variance for the amounts presented. This comment also applies to any schedule that reflects a comparable % variance.

Response:

In future filings we will include balancing disclosure of the actual % variance for the amounts presented. We will also reflect this on all schedules that reflect comparable % variances.

7. We note that your Reconciliation of Net Income (Loss) to Hotel EBITDA in Exhibit 1 includes line items labeled EBITDA including amounts attributable to noncontrolling interest and EBITDA attributable to the Company and OP unitholders. These amounts appear to represent Hotel EBITDA. Please revise or advise.

Response:

We acknowledge the Staff’s comment. We also acknowledge that the amounts included in this line item under the column header “Hotel Total” agree to other relevant schedules within our filings. In future filings, we will revise the description of the caption “EBITDA including amounts attributable to noncontrolling interest” to read “Hotel EBITDA (including amounts attributable to consolidated noncontrolling interests).

Conversely, with regards to the line item entitled “EBITDA attributable to the Company and OP unitholders,” this amount does not reflect Hotel EBITDA primarily because amounts attributable to consolidated noncontrolling interests are not included; therefore the amounts do not reflect total Hotel EBITDA. Additionally, the total under the column header “Ashford Hospitality Prime, Inc.” agrees to the amount reflected on the Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA. This row is primarily presented to serve this purpose. We do not reference in our filings the individual amounts under this description. Accordingly, we have not modified our disclosure for this line item.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any additional questions, or wish to clarify any of these matters further, please do not hesitate to contact me.
Very truly yours,
/s/ Deric S. Eubanks
Deric S. Eubanks
Chief Financial Officer